

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 28, 2016

Via Facsimile
Mr. Gary J. Grieco
President
Bingham Canyon Corporation
10457 West 84th Terrace
Lenexa, KS 66214

> **Re: Bingham Canyon Corporation**
> **Current Report on Form 8-K**
> **Filed September 2, 2016**
> **File No. 0-31549**

Dear Mr. Grieco:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

Entry Into A Material Definitive Agreement, page 3

1. Please disclose the dollar value of the 16,790,625 shares of common stock issued by you as consideration for the 22,387,500 shares of Paradigm common stock under the securities exchange agreement. See Item 2.01(d) of Form 8-K.

2. We note that you have incorporated by reference the securities exchange agreement filed as exhibit 2.1 to your Form 10-Q filed August 15, 2016. Please provide us a copy of all omitted exhibits and schedules to the securities exchange agreement.

Agricultural Antimicrobial Pesticide, page 6

3. Please describe briefly the schedule for:

    - Completion of EPA registration for full commercial introduction of the Go Greenlyte Free product to the agricultural sector; and

    - Undertaking a testing and field trial program of the Go Greenlyte Free product to determine the feasibility of its pre-harvest use to defeat various microbial infestations.

Marketing & Distribution of the Technologies & Products, page 7; Major Customers, page 9

4. Please dummarize the principal provisions, including duration or term, of the distributor agreement and the joint venture agreement. Also, please advise us what consideration you have given to filing the agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Research and Development, page 8

5. Please advise us what consideration you have given to filing the agreement with Florida Research Pesticide, Inc. as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

BioPlax Production, page 8

6. Please identify the strategic partner company upon which Paradigm intends to rely to continue to manufacture and produce its BioPlax as needed. See Item 101(h)(4)(v) of Regulation S-K. Also, please disclose whether Paradigm has entered into an agreement with the strategic partner company, and, if so, summarize the agreement's principal provisions, including duration or term. Further, advise us what consideration you have given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 9

7. Please disclose the duration or term of your patent for BioPlax. See Item 101(h)(4)(vii) of Regulation S-K.

Government Regulations and Compliance with Environmental Laws, page 9

8. Please explain the meaning of any abbreviation or acronym such as UL and CE when introduced in the Form 8-K.

Paradigm Properties, page 10

9. Please advise us what consideration you have given to filing the sublease agreement for office space in Lenexa, Kansas as an exhibit to the Form 8-K. Further, disclose whether you have renewed the lease for office space in Little River, South Carolina which terminated on August 31, 2016, and, if so, summarize its principal provisions, including duration or term. Also, please advise us what consideration you have given to filing the lease agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Paradigm's Liquidity and Capital Resources, page 14; Paradigm Commitments and Obligations, page 15

10. Please expand your disclosure to quantify and discuss in further detail your estimated cash requirements over the next 12 months.

11. Please expand your disclosure to comply with Item 303(a)(2) of Regulation S-K as applicable.

Employment Contracts, page 19

12. If you have assumed the employment agreements of Paradigm with Messrs. Gary J. Grieco and C. Clark Burns, please file the employment agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Also, please disclose the duration or term of Mr. Burns' employment agreement.

Market Information, page 20

13. Please advise us what consideration you have given to risk factor disclosure of your status as a penny stock issuer.

Certain Relationships and Related Transactions, page 19

14. Please identify any promoter, and disclose any transactions with any promoter. See Item 404(d)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner Mariner, Staff Accountant, at (202) 551-3744 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction